

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 29, 2021

Stephan Zoll
Chief Executive Officer and Executive Director
SIGNA Sports United N.V.
Kantstraße 164, Upper West
10623 Berlin, Federal Republic of Germany

> **Re: SIGNA Sports United N.V.**
> **Registration Statement on Form F-1**
> **Filed December 23, 2021**
> **File No. 333-261867**

Dear Dr. Zoll:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Taylor Beech at 202-551-4515 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Stephan Hutter, Esq.